AB
7/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 17 2013
DIVISION OF TRADING & MARKETS

[redacted]

SE(13025611 ION

DD
6/26/13

OMB APPROVAL	
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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-[redacted]

8-67784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street, Suite 1201
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay Venkatachalam (212) 273-3102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
7/2/13

OATH OR AFFIRMATION

I, Vijay Venkatachalam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

ANDREW BISRAM
Notary Public - State of New York
No. 01BI6231574
Qualified in Queens County
My Commission Expires November 29, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FG ADVISORS, LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Years Ended December 31, 2012 and 2011

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
FG Advisors, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statements of financial condition of FG Advisors, LLC (a limited liability company) as of December 31, 2012 and 2011, and the related statements of operations, member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Advisors, LLC as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2013

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2012 and 2011

ASSETS

	2012	2011
Cash	$ 517,275	$ 1,056,747
Commissions receivable	447,222	251,250
Other assets	14,102	210
TOTAL ASSETS	$ 978,599	$ 1,308,207

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
LIABILITIES		
Accounts payable	$ 12,674	$ 13,136
Related party payable	43,246	46,207
Accrued bonus	316,115	581,431
Total Liabilities	372,035	640,774
MEMBER'S EQUITY	606,564	667,433
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 978,599	$ 1,308,207

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Fees	$ 2,286,512	$ 2,644,188
Other income	-	500
Total Revenues	2,286,512	2,644,688
OPERATING EXPENSES	1,640,469	1,473,590
NET INCOME	$ 646,043	$ 1,171,098

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2012 and 2011

BALANCE - DECEMBER 31, 2010	$ 246,335
Distributions to member	(750,000)
Net income	1,171,098
BALANCE - DECEMBER 31, 2011	667,433
Distributions to member	(706,912)
Net income	646,043
BALANCE - DECEMBER 31, 2012	$ 606,564

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 646,043	$ 1,171,098
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(195,972)	(94,310)
Other assets	(13,892)	290
Accounts payable	(462)	9,836
Related party payable	(2,961)	(73,324)
Accrued bonus	(265,316)	231,431
Net Cash Flows from Operating Activities	167,440	1,245,021
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(706,912)	(750,000)
Net Cash Flows from Financing Activities	(706,912)	(750,000)
Net Change in Cash	(539,472)	495,021
CASH - Beginning of Year	1,056,747	561,726
CASH - END OF Year	$ 517,275	$ 1,056,747

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

FG Advisors, LLC (the Company) was formed in 2008 to provide investment banking advisory services to institutional clients in the specialty finance industry. The Company provides merger and acquisition, restructuring, loan sale advisory, buyside advisory, valuation advisory, and debt and equity capital raising services to its clients. The Company was approved as a broker-dealer on November 13, 2008.

The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2012 and 2011.

Revenue Recognition

Revenue associated with or without securities transactions related to the Company's clients is earned in three forms: (i) retainer revenue; (ii) success fee revenue and (iii) consulting revenue. Success fee revenue is recorded as transactions close. Retainer revenue is recorded as earned. Consulting fee revenue is recorded as earned.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense was $0 and $310 for the years ended December 31, 2012 and 2011.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations. The Company has an unincorporated business tax for New York City. Tax expense for the years ended December 31, 2012 and 2011 was $80,290 and $0, and is presented in operating expenses on the statements of operations. A tax overpayment of $10,000 and $0 was included in other assets on the statements of financial condition as of December 31, 2012 and 2011.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $461,355 and $997,404 which was $456,355 and $992,404 in excess of its required net capital of $5,000 and $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.12 to 1 at December 31, 2012 and 0.06 to 1 at December 31, 2011.

In the Company's December 31, 2012 FOCUS filing, the Company reported net capital of $463,658, which is $2,303 higher than the $461,355 calculated above. The difference is due to an audit adjustment for a December 2012 invoice that was not received by the Company until after the FOCUS report was filed. No differences existed between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2011 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Related Party Transactions

The Company has an arrangement with FG Companies, LLC, a company the member has ownership in, who invoices the Company on a monthly basis for payroll and benefits costs on an arm's length basis. Such expenses incurred by the Company were $582,298 and $703,412 for the years ended December 31, 2012 and 2011. There was an outstanding payable to FG Companies of $43,246 and $46,207 at December 31, 2012 and 2011.

In addition, the Company accrues employee bonuses at year end related to services performed by the employee during the year. Subsequent to year end, FG Companies invoices the Company for payment of these bonuses to employees thus creating a related party transaction. The amount paid to FG Companies related to the employee bonuses expensed and accrued was $1,101,431 and $350,000 during the years ended December 31, 2012 and 2011.

NOTE 4 – Member's Equity

On June 30, 2011, the Company (as part of a broader restructuring of FG Companies, LLC) performed the following restructuring:

- All existing units of the Company (formerly 100% held by FG Companies, LLC) were exchanged for Class B Units (100% held by FG Companies, LLC) and Class A Units (100% held by Daniel J. Pillemer)

NOTE 4 – Member's Equity (cont.)

- In summary, the Class B Units had the following rights: (i) complete governance control over the Company; and (ii) entitlement to the first $750,000 of distributions to be made by the Company; and

- Once the Class B Units received $750,000 of distributions, such Class B Units would be to be fully redeemed, and the Class B Unitholder (FG Companies, LLC) would cease to be a member of the Company.

On December 30, 2011, the Company made a $750,000 distribution to the Class B Units, thereby redeeming all Class B Units. As a result, the 100% sole member and interest holder as of December 31, 2011 is Daniel J. Pillemer.

NOTE 5 - Concentrations

The Company had revenues from two customers that accounted for approximately 92% of total revenues for the year ended December 31, 2012. One of the Company's customers accounted for 94% of the accounts receivable outstanding at December 31, 2012. The Company had revenues from three customers that accounted for approximately 80% of total revenues for the year ended December 31, 2011. Two of the Company's customers accounted for 100% of the accounts receivable outstanding at December 31, 2011.

NOTE 6 - Expenses

The Company had total operating expenses of $1,640,469 and $1,473,590 for the years ended December 31, 2012 and 2011, the largest component were personnel related, and included employee payroll, employee benefits and discretionary incentive bonus. Personnel related expenses represented approximately 86% and 87% of total expenses for the years ended December 31, 2012 and 2011.

A large component of personnel expenses is the variable bonus expense, which is payable at the complete discretion of the Company's sole member and determined based on the overall performance of the Company. The Company recorded discretionary bonus expense of $836,115 for the year ended December 31, 2012, of which $520,000 was paid in December 2012. As of December 31, 2012, the discretionary bonus payable was $316,115. For the year ended December 31, 2011, the Company recorded discretionary bonus expense of $581,431. As of December 31, 2011, the discretionary bonus payable was $581,431.

NOTE 7 - Subsequent Events

The Company did not have any subsequent events through February 25, 2013, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FG ADVISORS, LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Members' equity	$ 606,564
Add-back of discretionary bonus payable	316,115
Non-allowable assets:	(461,324)
Net capital before haircuts on securities positions	461,355
Haircuts on securities positions	-
Net capital	$ 461,355

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 55,920

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 456,355
Excess net capital at 1,000 percent	$ 455,355
Ratio: Aggregate indebtedness to net capital	0.12 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in the Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2011	$ 463,658
Net audit adjustments	(2,303)
Net capital per above	$ 461,355

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
FG Advisors, LLC
New York, New York

In planning and performing our audit of the financial statements of FG Advisors, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control exists* when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring. We communicated this in writing to management and the Board of Governors on February 25, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2013